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                                                  OMB Number 3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                           Altair International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02136W 10 2
                                   -----------
                                 (CUSIP Number)

                                December 31, 1998
              ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]           Rule 13d-1(b)
      [ ]           Rule 13d-1(c)
      [X]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (2-95)
                               Page 1 of 5 Pages

CUSIP No.   02136W 10 2
            -----------
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Charles Patrick Costin
         ----------------------
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) _____
         (b) _____
--------------------------------------------------------------------------------

3.       SEC Use Only __________________________________________________________

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization United States
                                              ----------------------------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power       1,083,333
Shares Bene-                                          --------------------------
ficially
Owned by Each              6.       Shared Voting Power     None
Reporting                                             --------------------------
Person With:
                           7.       Sole Dispositive Power  671,666
                                                      --------------------------

                           8.       Shared Dispositive Power None
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,333
                                                                      ----------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.      Percent of Class Represented by Amount in Row (9) 7.0%
                                                           ---------------------

12.      Type of Reporting Person (See Instructions) IN
                                                     ---------------------------

 SEC 1745 (2-95)
                              Page 2 of 5 Pages

CUSIP No.    02136W 10 2
            ------------

This Amendment No. 2 to the Schedule 13G of Charles Patrick Costin amends and supplements, and should be read in conjunction with, the Schedule 13G, which was filed on February 19, 1997 and Amendment No. 1 thereto, which was filed on January 26, 1998.

Item 1.

         (a) Name of Issuer: Altair International, Inc.

         (b) Address of Issuer's Principal Executive Offices: 1725 Sheridan Avenue, Suite 140, Cody, WY 82414.

Item 2.

         (a) Name of Person Filing:         Charles Patrick Costin

         (b) Address of Principal Business Office, if none, Residence: 1850 Aquila Ave., Reno, NV 89509.

         (c) Citizenship: United States

         (d) Title of Class of Securities: Common Stock

         (e) CUSIP Number: 02136W 10 2

Item 3.

         This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

         (a) Amount Beneficially Owned: 1,083,333

         (b) Percent of Class: 7.0%

         (c) Number of shares as to which the Reporting Person has:

             (i) sole power to vote or to direct the vote: 1,083,333 (includes 411,667 shares held in escrow over which the Reporting Person has voting power but not dispositive power and includes 275,000 shares underlying currently exercisable options).

             (ii)   shared power to vote or to direct the vote: None.

             (iii)  sole  power to dispose  or to direct  the  disposition  of :
                    671,666.

             (iv)   shared  power to dispose or to direct the  disposition  of :
                    None.

Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


SEC 1745 (2-95)
                               Page 3 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.     Certification

         Not applicable.



SEC 1745 (2-95)
                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         March 11, 1998
                                                         -----------------------
                                                         Date

                                                         /s/ C. PATRICK COSTIN
                                                         -----------------------
                                                         Signature


                                                         Charles Patrick Costin
                                                         -----------------------
                                                         Name/Title

SEC 1745 (2-95)